Exhibit 99.13

HudBay Minerals Inc.

Management Discussion and Analysis of

Results of Operations and Financial Condition

For the Three Months

Ended March 31, 2008

May 6, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Unless the context otherwise suggests, references to “HudBay” or the “Company” refer to HudBay Minerals Inc. and its subsidiaries. “HBMS” refers to Hudson Bay Mining and Smelting Co., Limited.

This Management’s Discussion and Analysis (“MD&A”) dated May 6, 2008 is intended to supplement and complement the HudBay's unaudited interim consolidated financial statements and related notes for the three months ended March 31, 2008, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A should also be read in conjunction with both the audited annual consolidated financial statements and annual MD&A. Additional information regarding the Company, including its most recent Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com. All figures are in Canadian dollars unless otherwise noted.

OUR BUSINESS

HudBay is an integrated mining company that operates mines, concentrators and a metal production facility in northern Manitoba and Saskatchewan. The Company also owns a zinc oxide production facility in Ontario, the White Pine Copper Refinery (“WPCR”) in Michigan and the Balmat zinc mine operations in New York State. Along with its two primary products, zinc and copper, the Company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

EXECUTIVE SUMMARY

Financial Highlights

This quarter, HudBay generated total revenue of $271.6 million and had cash and cash equivalents of $781.0 million as at March 31, 2008.

Net earnings were $21.6 million for the quarter, or $0.17 per share, compared to $63.1 million for the same quarter in 2007, or $0.50 per share. Significant variances were:

•

The significant year over year appreciation in the Canadian dollar versus the US dollar, which is estimated to have negatively affected this quarter’s earnings before tax by approximately $24.6 million;

•

Lower sales volumes of copper, gold and silver reduced earnings before tax by an estimated $15.0 million due to the recycling of spent copper anodes and a shortage of available rail cars to ship the copper anodes as a result of winter storms in the US that disrupted the rail network (see “Processing Spent Copper Anode and Rail Car Availability” on page 22);

•

Higher operating expenses due mainly to the higher costs for purchased copper concentrates reduced earnings before tax by $26.1 million, of which $12.7 million represents provisional pricing adjustments on these concentrates; and

•	Lower tax expenses increased net earnings by $29.4 million and resulted mainly from lower earnings before tax in the first quarter of 2008.

The Company recorded solid cash flow from operating activities of $70.7 million before changes in non-cash working capital for the quarter, or $0.56 per share, as compared to $142.5 million, or $1.13 per share, for the same quarter in 2007. Cash in excess of debt was $766.3 million at March 31, 2008, and working capital was $895.4 million.

Production Highlights

HudBay’s production in the first quarter of 2008 was consistent with the Company’s expectations for its overall 2008 production targets. Zinc production increased by 11% compared with the first quarter of 2007. Copper and gold production were lower by 11% and 5% respectively due to HudBay’s planned lower copper smelter production levels in 2008, which are necessary to meet the Government of Canada’s 2008 air release targets.

Mine production for the quarter was 751,382 tonnes of ore, compared to 719,303 tonnes for the same quarter in 2007. Ore grade for zinc was 4.89%, and for copper was 1.89%, as compared to 4.97% for zinc and 1.98% for copper for the same quarter in 2007. Although the Balmat mine’s earnings were negative this quarter, the mine’s grade and tonnage have improved.

For the quarter, zinc production from HBMS’ zinc plant increased slightly to 27,695 tonnes, compared to 27,604 tonnes in the same quarter of 2007, and unit operating costs increased by 8% to 32.3¢/lb. Although copper production from our smelter increased in total, a portion of this resulted from recycling spent anode rather than selling it to third parties.

As planned, in response to changes in the Government of Canada’s 2008 air release targets, non-recycled anode production decreased and was 19,272 tonnes for the first quarter. The smelter’s unit operating costs, which exclude recycled production, increased by 33% to 35.5¢/lb. of copper produced, due to the lower non-recycled production and higher costs for heavy fuel oil and other operating materials. Owing to current low market prices for treating copper concentrates, HudBay has not been able to obtain economic terms to purchase copper concentrate beyond 2008 and, subsequent to March 31, 2008, has exercised early termination rights on contracts that were originally scheduled to extend into 2009 and beyond. HudBay will continue to purchase concentrates from these suppliers in 2008 and some limited amounts in 2009, which were priced previously and on favourable terms. No changes to HudBay’s 2008 targets are expected as a result of the termination of these agreements. The remaining purchases in 2008, together with existing inventory and concentrates from HudBay’s own mines will support achievement of the Company’s 2008 copper production targets. HudBay will evaluate future opportunities to purchase copper concentrates based on the market rates for treatment and refining charges combined with the Company’s expected operating costs.

For the quarter, HudBay’s cash cost of zinc sold, net of by-product credits from copper, precious metals, zinc oxide and other associated revenue, was US$0.05/lb. (refer to “Non-GAAP Performance Measures” on page 25).

2008 Exploration Plan

HudBay is advancing one of the most aggressive exploration programs in Canada and is targeting to spend approximately $42.8 million on exploration in 2008, which follows the Company’s $41.3 million expenditure in 2007.

In the first quarter of 2008, HudBay continued to drive forward with exploration activities in support of developing the growth potential of its exploration properties within the Flin Flon Greenstone Belt, as well as in its operating mines. Total exploration spending in the quarter was $7.9 million, compared to $8.7 million in the first quarter of 2007. Exploration activities continue to focus on the Company’s Lalor Lake zinc discovery, as well as surface drilling at Talbot Lake and other locations. In-mine exploration represented approximately $1.8 million of the Company’s exploration spending in the quarter and is aimed at expanding HudBay’s in-mine reserves and resources once again in 2008.

In 2007, HudBay discovered the Lalor Lake deposit and subsequently announced a conceptual estimate for the deposit of a potential of 18 to 20 million tonnes at 7.7% to 8.8% zinc1. In March 20082, additional announced assays indicated the potential for significant precious metals in the deposit. In addition, certain of the drill hole results have some higher grades of copper. HudBay is continuing to drill at Lalor Lake with five drill rigs to define the extent and to improve confidence in the interpretation of the deposit. Work continues to complete a National Instrument 43-101 (“NI 43-101”) compliant resource estimate near the end of the first half of 2008.

Health and Safety

For the quarter, HudBay recorded a lost time accident frequency of 0.4 per 200,000 hours worked, including contractors, compared to 1.3 for the same quarter in 2007. There were no significant environmental non-compliances during the quarter.

[1]

The estimate of potential tonnes and grade of the Lalor Lake potential mineral deposit are conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Lalor Lake deposit being delineated as a mineral resource. Further details are available in HudBay’s news release dated October 23, 2007.

[2]	Further details are available in HudBay’s news release dated March 3, 2008.

KEY FINANCIAL AND PRODUCTION RESULTS

		Three Months Ended
		Mar 31 2008		Mar 31 2007
		($000’s except per share amounts)
Financial Highlights
Revenue			271,637		349,142
Earnings before tax			46,597		117,515
Net earnings			21,552		63,076
EBITDA [1]			70,965		152,519
Operating cash flow [2]			70,651		142,500
Net earnings per common share			0.17		0.50
Operating cash flow per common share [1]			0.56		1.13
Cash cost per pound of zinc sold [1]		US$	0.05	US$	(0.33)

Operating Highlights
Production
Zinc [3]	tonnes		34,710		31,408
Copper [4]	tonnes		19,272		21,724
Gold [4]	troy oz.		22,999		24,213
Silver [4]	troy oz.		436,913		352,447
Metal Sold
Zinc [5]	tonnes		32,916		31,857
Copper	tonnes		20,602		24,662
Gold	troy oz.		19,808		29,716
Silver	troy oz.		283,467		383,919

		($000’s)
Financial Condition
Cash and cash equivalents			781,048		517,772
Working capital			895,435		728,485
Cash (less debt) [6]			766,281		495,112
Total assets			1,576,209		1,391,841
Shareholders’ equity			1,193,503		1,020,771

[1]

EBITDA, operating cash flow per common share, and cash cost per pound of zinc sold are considered non-GAAP measures (refer to “Non-GAAP Performance Measures” on page 25). For EBITDA refer to page 11. For the reconciliation of cash cost per pound of zinc sold, net of by-product credits, refer to page 24.

[2]	Before changes in non-cash working capital.
[3]	Production includes Balmat payable metal in concentrate shipped.
[4]	Production in 2008 excludes recycled spent anode and represents non-recycled anode production only.
[5]

Zinc sales include sales to HudBay’s Zochem facility of 6,870 tonnes in the first quarter of 2008 and Balmat payable metal in concentrate shipped, including to HBMS, of 6,552 tonnes for the first quarter. Zochem had sales of 9,153 tonnes of zinc oxide in the first quarter.

[6]	Cash and cash equivalents of $781,048 less current and long-term portion of the Senior Secured Notes, Province of Manitoba loan and capital leases ($3,436, $7,406, and $3,925 respectively).

FINANCIAL REVIEW

Net Earnings Analysis

Three Months Ended Mar 31, 2008
($ millions)
Net earnings for the period ended Mar 31, 2007	63.1

Increase (decrease) in earnings components:
Revenues	(77.5)
Costs and expenses
Operating	(2.2)
Depreciation, depletion and amortization	(2.4)
General and administrative	(5.3)
Stock-based compensation	0.2
Accretion of asset retirement obligations	(0.1)
Foreign exchange gain / loss	3.4
Exploration	1.7
Interest and other income	2.0
Gain / loss on derivative instruments	9.2
Interest expense	0.1
Future taxes	23.6
Current taxes	5.8

Increase (decrease) in earnings	(41.5)

Net earnings for the period ended Mar 31, 2008	21.6

Net Earnings

For the first quarter, net earnings were $21.6 million, reflecting a $41.5 million decrease from the first quarter of 2007. Significant variances affecting net earnings were:

•	Lower revenues decreased earnings before tax by $77.5 million. See “Revenue” on page 6;

•	Higher operating costs decreased earnings before tax by $2.2 million. See “Operating Expenses” on page 7;

•

Increases in other expenses reduced earnings before tax by $4.2 million, largely due to one-time executive retirement and severance costs, which increased general and administrative costs by $5.3 million;

•	Reduced losses on derivative instruments increased earnings before tax by $9.2 million. See “Loss on derivative instruments” on page 9;

•	Other items increased earnings before tax by $3.8 million, largely due to higher interest and other income and lower exploration expense; and

•	Lower tax expenses increased net earnings by $29.4 million and resulted mainly from lower earnings before tax in the first quarter of 2008.

Revenue

Total revenue for the first quarter was $271.6 million, $77.5 million lower than for the same quarter last year. Significant revenue variances were:

•	The stronger Canadian dollar reduced US dollar denominated sales revenue by $45.3 million;

•

Lower copper sales volumes reduced revenue by $38.7 million as a result of recycling spent copper anode, partially offset from the sale of excess copper cathode accumulated at year end. In the same quarter of 2007, copper sales were higher due to an additional sale of copper anode;

•	Higher copper prices increased revenue by $40.9 million. HudBay’s average realized copper price was US$3.50/lb. in the first quarter of 2008 compared with US$2.81/lb. in the first quarter of 2007;

•	Lower zinc prices decreased revenue by $30.1 million. HudBay’s average realized zinc price was US$1.18/lb. in the first quarter of 2008 compared with US$1.65/lb. in the first quarter of 2007; and

•	Other volume and pricing differences decreased revenue by $4.3 million.

Key drivers of the Company’s revenue are quantities of metal sold and realized metal prices. Refer to “Key Financial and Production Results” on page 4 for information on metal sales quantities.

HudBay Realized Prices

		Q1 2008 Average Prices [2]	HudBay Realized Prices [1] Three Months Ended
			Mar 31 2008	Mar 31 2007
Prices in US$
Zinc [3]	US$/lb.	1.10	1.18	1.65
Copper [3]	US$/lb.	3.54	3.50	2.81
Gold	US$/troy oz.	927	840	651
Silver	US$/troy oz.	17.68	15.65	13.44

Prices in C$
Zinc [3]	C$/lb.	1.11	1.19	1.94
Copper [3]	C$/lb.	3.55	3.51	3.29
Gold	C$/troy oz.	931	843	758
Silver	C$/troy oz.	17.75	15.70	15.66

C$/US$ exchange rate		1.00	1.00	1.17

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal, excluding metal in concentrates.
[2]	London Metals Exchange (“LME”) average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.
[3]

The realized components of the metal swap cash flow hedges resulted in a gain of US$0.03/lb for zinc and a loss of US$0.05/lb of copper during the first quarter of 2008. Refer to “Metal Swaps” on page 15.

For the Company’s sensitivity to metal prices and the foreign exchange rates, refer to “Sensitivity Analysis” in HudBay’s 2007 MD&A.

Expenses

Operating Expenses

For the first quarter of 2008, operating expenses were $186.7 million, reflecting an increase of approximately 1% from $184.5 million in the same quarter of 2007. Significant variances were:

•	The stronger Canadian dollar reduced US dollar denominated operating costs by an estimated $17.3 million;

•	A net decrease of approximately $9.6 million in operating costs from the effect of lower sales volumes of $20.8 million, offset in part by higher unit costs;

•

Higher costs of purchased copper and zinc concentrates increased costs by $26.1 million excluding changes due to foreign currency. The increase arose from higher metal prices and included increases of $12.7 million from the provisional pricing adjustments, using forward prices, on copper concentrate purchases;

•	Higher mining and processing costs increased costs by $5.3 million related to higher consumable and contractor costs;

•	Lower profit sharing expense decreased operating costs by $7.1 million; and

•	An estimated net profits interest expense associated with the Company’s Callinan agreement increased operating costs by $4.8 million.

Unit operating cost performance for the Company’s mines and concentrators was largely unchanged from the first quarter of 2007.

Key inventory changes during the first quarter were 1 :

•	Concentrate inventory - Domestic zinc concentrate decreased by 2,700 tonnes to 15,700 tonnes, and domestic copper concentrate decreased by 700 tonnes to 31,500 tonnes;

•	Inventory in process - Copper anodes increased 1,600 tonnes to 12,800 tonnes; and

•	Finished metal inventory - Zinc increased 900 tonnes to 12,000 tonnes, and copper decreased 3,200 tonnes to 2,400 tonnes.

[1]	Inventories of concentrates and other quantities are approximate. Estimates will change from period to period as quantities are reassessed.

		Three Months Ended
Unit Operating Costs		Mar 31 2008	Mar 31 2007
Mines
777	$/tonne	40.25	39.43
Trout Lake	$/tonne	49.36	49.82
Chisel North	$/tonne	56.11	51.95
Balmat	$/tonne	62.89	85.55

Total Mines	$/tonne	47.66	48.56
Concentrators
Flin Flon	$/tonne	9.29	9.34
Snow Lake	$/tonne	19.52	20.52
Balmat	$/tonne	14.15	14.08
Metallurgical Plants
Zinc Plant	$/lb. Zn	0.323	0.298
Zochem [1]	$/lb. ZnO	0.132	0.148
Copper Smelter	$/lb. Cu	0.355	0.267
WPCR	US$/lb. Cu	0.077	0.075

Non-GAAP Detailed Operating Expenses ($000’s)
Mines
777		14,533	14,097
Trout Lake		9,880	10,148
Chisel North		4,656	4,390
Balmat		6,741	6,276
Concentrators
Flin Flon		5,312	5,253
Snow Lake		1,619	1,729
Balmat		1,515	1,006
Metallurgical Plants
Zinc Plant		19,717	18,110
Copper Smelter		15,085	12,788
WPCR		3,131	3,357
Other
Purchased concentrate treated		70,517	55,962
Anode freight & refining		2,411	2,276
Services & administration		11,819	11,855
HBMS employee profit sharing		5,630	12,747
Net profits interest		4,774	—
Other [2]		9,363	24,514

Total Operating Expenses, per financials		186,703	184,508

[1]	Excludes the cost of metal purchases.
[2]	Includes changes in domestic inventory, share of CMM and miscellaneous provisions.

For the first quarter, other significant variances for 2008 versus 2007 were:

•

Depreciation and amortization increased by $2.4 million, totaling $24.2 million for the first quarter of 2008. $2.2 million arose from the Balmat mine’s amortization expense as compared to the first quarter of 2007.

•	General and administrative expenses increased by $5.3 million, totaling $9.9 million for the first quarter of 2008 primarily due to one-time executive retirement and severance costs.

•

Stock-based compensation decreased by $0.2 million to $4.5 million for the first quarter of 2008. Stock-based compensation expense is based upon option pricing models utilizing share prices and volatility.

•

Foreign exchange (gain) loss improved by $3.4 million to a gain of $1.3 million in the first quarter of 2008. This gain represents an increase in the Canadian dollar value of HudBay’s US dollar denominated operating accounts (including certain cash, accounts receivable, accounts payable and derivatives) as the value of the Canadian dollar decreased relative to the US dollar from December 31, 2007 to March 31, 2008. Over the same period in the prior year, the value of the Canadian dollar increased.

•

Exploration expenses decreased by $1.7 million to $6.1 million for the first quarter of 2008 (after recognition of a $0.6 million tax credit). Refer to “Capital Expenditures” on page 14 for information on capitalized exploration expenditures.

•	Interest and other income increased by $2.0 million to $8.0 million for the first quarter of 2008, resulting from higher cash balances.

•

Loss on derivative instruments decreased by $9.2 million to $1.7 million in the first quarter of 2008, related mainly to a one-time, $9.3 million loss recorded in the first quarter of 2007 for the period between executing the Company’s commodity swap contracts and generating required hedge documentation (refer to “Metal Swaps” on page 15 for information on the Company’s zinc and copper hedging relationships).

Tax Expense

Income Tax Expense

The statutory income tax rate decreased from approximately 36% for the full 2007 year to an estimated rate of 33% for the full 2008 year as a result of federal and Manitoba income tax rate reductions. In the past, the Company accumulated significant corporate income tax pools and has recorded the benefits related to these pools as future tax assets (net of a valuation allowance, which serves to limit the tax asset recognized on the balance sheet to an amount management believes the Company is more likely than not to realize).

The Company’s effective income tax rate for the first quarter was approximately 37%. Significant items causing the Company’s effective income tax rate to be higher than the statutory income tax rate include stock-based compensation (which is not deductible for tax purposes) and an increase in the valuation allowance with respect to increases in temporary differences realized in the quarter that relate to certain US operations and to obligations associated with mine closure. The Company’s valuation allowance has increased by approximately $2.6 million during the first quarter.

Mining Tax Expense

The Company has also accumulated mining tax pools over the years and has recorded the related benefits as future mining tax assets. Management considers some additional factors in estimating the required valuation allowance for mining tax assets, primarily because the rate of deductions is more restrictive for mining tax purposes. At December 31, 2007, the future mining tax asset recorded on the Company’s balance sheet was net of a valuation allowance related to temporary differences for mining tax pools that are expected to reverse more than three years in the future. Management reviews estimates for the valuation allowance each quarter, and in so doing, considers uncertainties associated with future longer term metal prices and foreign exchange rates. During the first quarter, after applying the Company’s mining tax pools to current earnings, the future mining tax asset was partially drawn down.

HudBay’s effective rate for mining taxes was approximately 16% on 2008 first quarter earnings before tax. For the full 2007 year, mining taxes were approximately 9% on earnings before tax. The higher effective mining tax rate for 2008 relates mainly to the composition of the Company’s earnings and the reduction of available tax deductions.

Breakdown of Tax Expense	Three Months Ended
	Mar 31 2008	Mar 31 2007
	($000’s)
Non-cash - income tax expense *	17,339	38,588
Non-cash - mining tax expense *	967	3,271

Total non-cash draw-down	18,306	41,859

Estimated current taxes payable - income tax	90	22
Estimated current taxes payable - mining tax	6,649	12,558

Total estimated current taxes payable	6,739	12,580

Tax expense	25,045	54,439

*	Non-cash tax expenses represent draw-downs of the non-cash future income and mining tax assets.

EBITDA *

The following table presents the calculation of EBITDA for the three months ended March 31, 2008 and March 31, 2007.

	Three Months Ended
	Mar 31 2008	Mar 31 2007
	($000’s)
Operating earnings per financial statements	46,732	130,645
Adjustments
Depreciation and amortization	24,233	21,874

EBITDA *	70,965	152,519

*	Refer to “Non-GAAP Performance Measures” on page 25. EBITDA represents earnings before interest, taxes, depreciation and amortization, loss/gain on derivative instruments, interest and other income and exploration.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of HudBay’s eight most recently completed quarters.

	2008	2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	($000’s)
Revenue	271,637	242,596	319,805	358,298	349,142	313,110	346,203	261,727
EBITDA[1]	70,965	72,014	118,414	140,119	152,519	153,558	163,281	115,833
Operating cash flow[2]	70,651	83,809	113,921	137,660	142,500	148,508	165,987	98,328
Earnings before tax	46,597	31,722	94,266	121,953	117,515	134,636	151,582	94,590
Net earnings	21,552	28,459	66,465	69,139	63,076	165,788	169,381	152,836
Earnings per share:
Basic	0.17	0.22	0.52	0.55	0.50	1.32	1.37	1.71
Diluted	0.17	0.22	0.52	0.54	0.49	1.29	1.33	1.30

[1]	EBITDA is considered non-GAAP measure (refer to “Non-GAAP Performance Measures” on page 25). For EBITDA refer to page 11.
[2]	Before changes in non-cash working capital.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affects the Company’s revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers. The appreciation of the Canadian dollar has significantly lowered revenues, earnings and operating cash flow in the first quarter of 2008 and the fourth quarter of 2007 compared to previous quarters.

In 2006, net earnings were positively affected by increases in tax assets previously unrecognized. For 2007 and the first quarter of 2008, there was a draw-down of the tax assets, resulting in significant non-cash tax expenses included in net earnings.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition at March 31, 2008 Compared to Financial Condition as at December 31, 2007

Cash and cash equivalents increased by $23.5 million to $781.0 million as at March 31, 2008, compared to December 31, 2007. The Company did not invest in asset-backed commercial paper and has not been affected by the recent credit crisis, as its investments are held in low-risk, liquid investments with major Canadian banks.

Working capital increased by $14.5 million to $895.4 million from December 31, 2007 to March 31, 2008. The significant changes, other than the Company’s increasing cash position, included draw-downs in the current portion of future income and mining tax assets of $11.7 million, normal operating increases in accounts receivable of $10.9 million, increases in payables of $8.1 million, and decreases in taxes payable of $3.1 million.

In December 2007, HudBay launched a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, up to 9,946,093 HudBay common shares, representing approximately 9.5% of its public float, over a twelve month period ending December 16, 2008. In the first quarter of 2008, the Company repurchased 620,000 shares at a net cost of $11.0 million. The Company has recorded a reduction in share capital of $1.5 million. The excess net cost over the average book value of the shares has been recorded as a reduction to contributed surplus of $2.2 million and a reduction to retained earnings of $7.3 million. As at March 31, 2008 a total of 941,300 shares had been purchased for approximately $17.2 million.

HudBay’s contractual obligations at March 31, 2008 are materially unchanged from December 31, 2007.

During the quarter ended March 31, 2008, the Company extended the HBMS $80.0 million revolving credit facility maturity date to February 27, 2009. No draw-down has been made on this facility.

As at March 31, 2008, letters of credit of $32.6 million were outstanding.

The following table summarizes HudBay’s cash flows for the three months ended March 31, 2008 and March 31, 2007.

	Three Months Ended
	Mar 31 2008	Mar 31 2007
	($000’s)
Net earnings for the period	21,552	63,076
Items not affecting cash	49,099	79,424
Net change in non-cash items	(11,821)	13,391

Cash provided by operating activities	58,830	155,891
Cash (required for) provided by financing activities	(12,020)	519
Cash required for investing activities	(24,206)	(23,961)
Effect of exchange rate changes on cash and cash equivalents	870	(541)

Increase in cash and cash equivalents	23,474	131,908

Cash inflow for the first quarter was $23.5 million, compared to a cash inflow of $131.9 million for the quarter ended March 31, 2007.

Cash Flow from Operating Activities

Operating activities provided $58.8 million of cash flows in the first quarter, a decrease from $155.9 million for the quarter ended March 31, 2007, largely due to lower earnings before tax in the first quarter of 2008. Changes in non-cash working capital also reduced operating cash flow through increases in accounts receivable of $10.9 million and increases in inventories of $6.7 million, offset in part by increases in accounts payable of $8.1 million.

Cash Flow from Financing Activities

Financing activities required cash outflows of $12.0 million in the first quarter, mainly due to share buy backs of $11.0 million and capital lease repayments of $1.1 million

Cash Flow from Investing Activities

Investing activities required cash outflows of $24.2 million in the first quarter related to capitalized mine development and other sustaining capital expenditures, an increase of $0.2 million from the first quarter of 2007.

Capital Expenditures

The following summarizes HudBay’s capital expenditures by mine and processing facility.

	Three Months Ended
	Mar 31 2008	Mar 31 2007
	($ millions)
777 Mine	5.6	6.0
Trout Lake Mine	8.0	6.7
Chisel North Mine	1.7	1.3
Balmat Mine and Concentrator	5.1	5.4
Flin Flon and Snow Lake Concentrators	0.5	0.6
Flin Flon and Snow Lake Other	1.0	1.0
Zinc Plant	0.8	0.4
Zinc Oxide Plant	0.2	0.2
Copper Smelter	0.1	0.3
WPCR	1.2	2.1

Total	24.2	24.0

	Three Months Ended
	Mar 31 2008	Mar 31 2007
	($ millions)
Plant and Equipment	4.6	7.1
Capital Development	17.8	16.0
Capitalized Exploration	1.8	0.9

Total	24.2	24.0

The Company’s planned capital program for the full 2008 year continues to be in the order of $114.6 million, as presented in the Company’s MD&A for the year ended December 31, 2007.

RISK MANAGEMENT

From time to time the Company maintains price protection programs and conducts commodity price risk management to reduce risk through the use of financial instruments.

Metal swaps

In the first quarter of 2007, the Company implemented a price protection program for the Bur deposit. In December 2007, the Company decided to defer the development of the Bur deposit in favour of the Lalor Lake deposit. Following this decision, and with lower zinc prices, the Company unwound a significant portion of the zinc swaps in December and unwound the remaining zinc swaps this quarter. As the unwound zinc swaps were part of effective hedging relationships, for accounting purposes, the mark-to-market gains or losses recognized to the point of unwinding remain in other comprehensive income (“OCI”) and will be reclassified to earnings in the periods when the original hedges would have closed. The Company’s copper swaps continue to hedge anticipated future copper sales.

The following are the prices, for accounting purposes, for the metal swaps remaining at March 31, 2008:

Hedge Prices		2008	2009	2010	Total
Copper swap contracts	tonnes	3,150	5,100	5,100	13,350
	US$/lb.	2.69	2.45	2.22	2.42

The hedges noted above meet the requirement for hedge accounting under GAAP.

For the first quarter of 2008, HudBay recorded in earnings a loss of $0.6 million related to the ineffective portion of the price protection program. The Company recorded in OCI a pre-tax loss of $18.4 million ($12.4 million after future income taxes) to reflect the effective portion of gains and losses under the cash flow hedges and reclassified from OCI to earnings a pre-tax loss of $0.6 million as hedged anticipated zinc and copper sales occurred.

HudBay’s swap agreements are with creditworthy counterparties and are governed by master trading agreements with customary wording under which the Company is not required to provide collateral.

Zinc and Zinc Oxide

To provide a service to customers who purchase finished metal and oxide from our plants and require known future prices, HudBay enters into fixed price sales contracts regarding zinc and zinc oxide. To ensure that HudBay continues to receive a floating or unhedged realized zinc price, the Company enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

Foreign Exchange

HudBay has forward exchange contracts to limit the effects of movements in exchange rates on foreign currency denominated assets and liabilities and future anticipated transactions. At March 31, 2008, the Company held US dollar put options giving it the right, but not the obligation, to sell up to US$17.5 million in equal quarterly amounts at $1.20482 per US dollar continuing to January 2009. The fair value of the US dollar put options was $3.1 million as at March 31, 2008.

OPERATIONS OVERVIEW

Mines

Mines		Three Months Ended
		Mar 31 2008	Mar 31 2007
777
Ore	tonnes	361,043	357,555
Zinc	%	4.33	4.64
Copper	%	2.63	2.29
Gold	g/tonne	2.05	2.22
Silver	g/tonne	23.82	25.52

Trout Lake
Ore	tonnes	200,167	203,684
Zinc	%	3.66	3.54
Copper	%	2.29	2.90
Gold	g/tonne	1.39	1.33
Silver	g/tonne	18.93	10.23

Chisel North
Ore	tonnes	82,985	84,491
Zinc	%	6.83	8.40

Balmat
Ore	tonnes	107,187	73,573
Zinc	%	7.62	6.67

Total Mines
Ore	tonnes	751,382	719,303
Zinc	%	4.89	4.97
Copper	%	1.89	1.98
Gold	g/tonne	1.43	1.53
Silver	g/tonne	18.53	17.95

For unit operating costs, refer to page 8.

777 Mine

The 777 mine is located immediately adjacent to the Company’s principal concentrator and metallurgical plants in Flin Flon, Manitoba. Commercial production commenced in January 2004.

Ore production at the 777 mine for the first quarter increased by 1% compared to the same period in 2007. Zinc grade was lower by 7% and copper grade was higher by 15% due to planned changes within the mining sequence. The gold grade was 8% lower, and the silver grade was 7% lower, related to the areas mined in the quarter. Operating costs per ore tonne in the first quarter were higher by 2% related to increases in the cost of commodities; diesel fuel 16% and propane 18%.

Trout Lake Mine

The Trout Lake mine is located approximately six kilometres from the Company’s principal ore concentrator and metallurgical complex in Flin Flon, Manitoba. Commercial production commenced at the Trout Lake mine in 1982. The mine is accessed from surface by a shaft and ramp and ore from the mine is truck hauled to the Flin Flon concentrator.

Ore production at Trout Lake for the first quarter was 2% lower as compared to the same quarter in 2007. This is a result of the majority of tonnage being trucked from deeper areas of the mine, consistent with the 2008 mining plan. Zinc grade was 3% higher and copper grade was 21% lower, primarily from mining in zinc rich areas with lower copper grades. Higher gold and silver grades were also consistent with plan. Operating costs per ore tonne were 1% lower as compared to the first quarter of 2007 due to a reduction in operating development, offset by increased capital development and mine exploration.

Chisel North Mine

The Chisel North mine is located approximately 10 kilometres west of the Company’s Snow Lake ore concentrator, which is approximately 215 kilometres from Flin Flon, Manitoba. Commercial production commenced at the mine in June 2000. The mine is accessed by a ramp, and ore from the mine is trucked to the Snow Lake concentrator. Concentrate produced is trucked to HudBay’s zinc plant in Flin Flon.

Ore production at Chisel North for the first quarter was 2% lower than the same quarter in 2007. Zinc ore grade was 19% lower, primarily due to lower than expected grades in several stopes in the first two months. Minor changes to the mining plan were made, with grades rebounding in the month of March. Operating costs per ore tonne were 8% higher primarily related to the increased cost of consumables: propane used for mine air heading, diesel fuel and electricity. The Company also saw a slight increase in crushing costs due to increased contractor rates.

Balmat Mine

The Balmat mine is located in upper New York State. Concentrate production began in May 2006 and commercial production commenced January 1, 2007.

During 2007, the Balmat operation produced 22,068 tonnes of zinc metal in concentrate, which did not meet HudBay’s feasibility study expectations. As such, and in accordance with accounting policies, the Company completed an asset impairment test in the fourth quarter of 2007, resulting in a non-cash charge to reduce the carrying value of the Balmat assets by $15.1 million.

Ore production at the Balmat Mine for the first quarter increased by 46% compared to the first quarter of 2007. The higher production is related to increased access to additional ore lenses and improved productivity. Zinc grades were higher by 14%; increased production from the newly developed areas and a reduction in the development heading size contributed to the grade increase. Operating cost per tonne of ore was US$62.61 (C$62.89) for the first quarter, down 14% from US$73.02 (C$85.55) for the same quarter in 2007 due to increased ore production and improvements in the planning process.

While performance is improving, the operation continued to generate negative earnings in the first quarter of 2008. The Company is continuing to work to optimize the Balmat operation.

Concentrators

Concentrators		Three Months Ended
		Mar 31 2008	Mar 31 2007
Flin Flon Concentrator
Ore	tonnes	571,503	562,155
Zinc	%	4.20	4.19
Copper	%	2.52	2.49
Gold	g/tonne	1.83	1.92
Silver	g/tonne	22.28	20.35

Zinc concentrate	tonnes	39,848	38,941
Concentrate grade	% Zn	51.22	51.31

Copper concentrate	tonnes	55,484	51,316
Concentrate grade	% Cu	24.19	25.05

Zinc recovery	%	84.9	84.9
Copper recovery	%	93.4	91.8
Gold recovery	%	78.7	67.5
Silver recovery	%	64.7	60.0

Snow Lake Concentrator
Ore	tonnes	82,924	84,269
Zinc	%	6.84	8.39

Zinc concentrate	tonnes	10,377	13,346
Concentrate grade	% Zn	51.09	51.46

Zinc recovery	%	93.5	97.1

Balmat
Ore	tonnes	107,037	71,656
Zinc	%	7.56	6.60

Zinc concentrate	tonnes	13,651	8,059
Concentrate grade	% Zn	56.20	55.48

Zinc recovery	%	94.8	94.2

For unit operating costs, refer to page 8.

Flin Flon Concentrator

The Flin Flon concentrator produces zinc and copper concentrates from ore mined at the 777 and Trout Lake mines.

For the first quarter of 2008, ore processed increased by 2% compared to the same period in 2007. Zinc head grade was the same, and copper head grade was 1% higher. The gold grade was 5% lower, while the silver head grade was 9% higher. Recovery of zinc to concentrate was similar, while recovery of copper to concentrate was 2% higher, consistent with the lower concentrate grade produced this quarter. Operating cost per ore tonne processed decreased by 1%, related to lower maintenance costs and increased throughput.

Snow Lake Concentrator

The Snow Lake concentrator is approximately 215 kilometres from the Flin Flon, Manitoba metallurgical complex. The facility processes only the Chisel North mine zinc ore and produces zinc concentrate that is trucked to the Flin Flon zinc plant for treatment.

For the first quarter of 2008, ore processed was 2% lower compared to the same quarter in 2007, consistent with lower tonnage received from the Chisel North mine. Zinc head grade was 18% lower in line with the lower mining grades from Chisel North mine. Recovery of zinc metal to concentrate was 4% lower at 93.5%, consistent with lower ore head grade. Operating costs per ore tonne processed, which include the cost of transportation to Flin Flon, decreased by 5% due to lower consumable costs resulting from timing.

Balmat Concentrator

The Balmat concentrator is located at the Balmat mine site in upper New York State, approximately 158 kilometres south of the CEZ refinery (a third party) near Montreal.

Zinc concentrate produced at Balmat is sold to Xstrata and primarily treated at its CEZ refinery near Montreal. The agreement with Xstrata allows HudBay to purchase from Xstrata zinc concentrate, representing up to 50% of Balmat’s annual zinc concentrate production sold to Xstrata.

For the first quarter of 2008, ore processed increased by 49% over the same quarter in 2007 following the increased feed from the mine. Zinc ore head grade was 15% higher due to the improved ore quality from the mine. Recovery of metal to concentrate was 1% higher over the same period last year due to the higher head grades. Operating costs per ore tonne processed were higher due to higher costs and usage of copper reagents, circuit redesign costs, and higher costs for the dryer fuel.

During the first quarter, Balmat produced 7,672 tonnes of zinc contained in concentrate with 6,521 tonnes of payable zinc metal, and sold 6,552 tonnes of zinc metal. During the first quarter, inventory of zinc concentrate at Balmat decreased by 255 tonnes to 3,425 tonnes.

Balmat Zinc Metal		Three Months Ended
		Mar 31 2008	Mar 31 2007
Contained in concentrate produced	tonnes	7,672	4,408
Payable in concentrate produced	tonnes	6,521	3,747
Zinc metal sold	tonnes	6,552	3,949

Metallurgical Plants

Metal Produced and Sold

		Three Months Ended
		Mar 31 2008	Mar 31 2007
Metal Produced [1]

Metal from HBMS Concentrates
Zinc	tonnes	26,153	25,063
Copper [2]	tonnes	12,034	14,181
Gold [2]	troy oz.	22,640	23,747
Silver [2]	troy oz.	245,963	236,483

Metal from HBMS Purchased Concentrates
Zinc	tonnes	1,542	2,541
Copper [2]	tonnes	7,238	7,543
Gold [2]	troy oz.	359	466
Silver [2]	troy oz.	190,950	115,964

Total HBMS Metal Produced
Zinc	tonnes	27,695	27,604
Copper [2]	tonnes	19,272	21,724
Gold [2]	troy oz.	22,999	24,213
Silver [2]	troy oz.	436,913	352,447

Balmat
Zinc metal in concentrate for sale	tonnes	7,672	4,408
Metal in concentrate purchased from Xstrata [3]	tonnes	(657)	(604)

Total Produced [4]
Zinc	tonnes	34,710	31,408
Copper [2]	tonnes	19,272	21,724
Gold [2]	troy oz.	22,999	24,213
Silver [2]	troy oz.	436,913	352,447

Metal Sold
Zinc, incl sales to Zochem	tonnes	32,916	31,857
Copper	tonnes	20,602	24,662
Gold	troy oz.	19,808	29,716
Silver	troy oz.	283,467	383,919

[1]

Metal from concentrates and purchased concentrates include copper, gold and silver returned to the copper smelter for re-processing as part of the normal production process. Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.

[2]	Production in 2008 excludes recycled spent anode and represents non-recycled anode production only.
[3]

Includes tonnes from metal in Balmat purchased concentrates, purchased from Xstrata. Through an arrangement to decrease costs, HudBay sells all concentrates from its Balmat zinc mine to Xstrata and elects annually to purchase up to 50% of Balmat’s zinc concentrate production sold to Xstrata.

[4]	Includes production of metal and metal in concentrate.

		Three Months Ended
		Mar 31 2008	Mar 31 2007
Zinc Plant
Zinc Concentrate Treated
Domestic	tonnes	52,797	48,933
Purchased	tonnes	3,010	4,765

Total	tonnes	55,807	53,698

Zinc Oxide
Zinc from HudBay	tonnes	6,870	6,505
Zinc from others	tonnes	406	—

Total zinc consumption	tonnes	7,276	6,505

Zinc oxide produced	tonnes	8,882	7,943
Zinc oxide sold	tonnes	9,153	9,031

Smelter
Copper concentrate treated
Domestic	tonnes	56,152	56,567
Purchased	tonnes	22,138	22,796

Total	tonnes	78,290	79,363

WPCR
Anodes received	tonnes	21,634	19,719
Cathode produced	tonnes	17,418	16,746
Spent anode produced	tonnes	3,690	3,328
Liberator anode produced	tonnes	523	681
Slimes produced	tonnes	51	46

For unit operating costs, refer to page 8.

Zinc Plant

The Flin Flon, Manitoba zinc plant utilizes leading edge technology that includes a two-stage pressure leaching plant, four steps of solution purification, an electrolysis plant and a casting plant. An oxygen plant also supplies the pressure leaching process. The facility produces special high grade zinc.

Through an arrangement to decrease transportation costs for zinc concentrate, we sell all of the concentrates from our Balmat mine to Xstrata for processing at their CEZ refinery in Montreal. Annually, HudBay may elect to purchase from Xstrata zinc concentrate, representing up to 50% of the Balmat concentrate sold to Xstrata.

Production of cast zinc metal in the first quarter was similar compared to the same quarter in 2007. Operating costs per pound of zinc metal produced were 8% higher, primarily due to planned increases in maintenance and repairs related to the zinc plant’s upcoming scheduled biennial shutdown.

Zinc Oxide Facility – Zochem

Zochem is HudBay’s zinc oxide production facility in Brampton, Ontario and is the third largest producer of zinc oxide in North America, accounting for approximately 20% of the North American market. Zochem has an annual production capacity of 45,000 tonnes of zinc oxide, which equates to approximately 37,000 tonnes of zinc metal.

During the first quarter of 2008, Zochem consumed 6,870 tonnes of HudBay zinc and produced 8,882 tonnes of zinc oxide. In comparison to the first quarter of 2007, sales volume increased by 1%, while production levels increased by 12%. This disparity relates to differences in opening inventories for the two years. Operating costs per pound of zinc oxide were 11% lower at 13.2¢/lb. primarily due to increased production.

Copper Smelter

The copper smelter is located in Flin Flon, Manitoba and treats copper concentrate and produces copper anodes, which are railed to the WPCR in Michigan State, for electrolysis and production of copper cathode prior to sale.

Both copper concentrate from HudBay owned mines and copper concentrate purchased from others is treated at the smelter. Approximately 28% of the concentrate treated in the first quarter was purchased concentrate, similar to the amount treated in the first quarter of 2007. The main source of purchased concentrate is from existing settled contracts originally scheduled to extend into 2009 and beyond. Owing to current low market prices for treating copper concentrates, HudBay has not been able to obtain economic terms to purchase copper concentrate beyond 2008 and, subsequent to March 31, 2008, has exercised early termination rights on contracts that were originally scheduled to extend into 2009 and beyond. HudBay will continue to purchase concentrates from these suppliers in 2008 and some limited amounts in 2009, which were priced previously and on favourable terms. No changes to HudBay’s 2008 targets are expected as a result of the termination of these agreements. The remaining purchases in 2008, together with existing inventory and concentrates from HudBay’s own mines will support achievement of the Company’s 2008 copper production targets. HudBay will evaluate future opportunities to purchase copper concentrates based on the market rates for treatment and refining charges combined with the Company’s expected operating costs.

Despite an increase in total copper production from our smelter, non-recycled copper anode production was 11% lower in the first quarter of 2008 compared to the same quarter in 2007, as expected, in response to changes in the Government of Canada’s 2008 air release targets. The 24% increase in silver production in the first quarter was primarily from the treatment of a substituted purchased concentrate that was unusually high in silver. The higher silver production is expected to continue for the remainder of 2008. Operating costs per pound of copper anode produced were 33% higher than the first quarter of 2007, attributed mainly to increased direct costs of heavy fuel oil and other operating materials, as well as lower production levels.

Processing Spent Copper Anode and Rail Car Availability

In the past the Company has sold the spent copper anode from the WPCR to third parties. This quarter, in light of the 2008 air release targets, which created additional processing capacity, HudBay began shipping spent copper anodes from the WPCR back to the Company’s Flin Flon smelter for processing. Recycling the spent copper anode allows the Company to use this additional processing capacity to achieve finished metal premiums on the copper contained in the spent copper anodes, rather than selling the spent copper anodes to a third party and incurring refining fees.

Also during this quarter, the Company treated higher than anticipated shipments of purchased copper concentrates due to the transition in contractual arrangements and faced a shortage of available rail cars to ship copper anodes to the Company’s copper refinery as a result of late winter storms in the US. The combination of initiating a program to recycle spent copper anode and the timing of purchased concentrate receipts without available rail cars resulted in an unusual accumulation of copper anode inventory in transit, yielding lower sales quantities of copper, gold and silver for the quarter and higher inventory.

White Pine Copper Refinery

The WPCR is located in the upper peninsula of Michigan State near the Canada/US border.

The refinery electro-refines copper anode produced at HudBay’s Flin Flon smelter into market standard copper cathode. During processing, anode slimes containing precious metals are recovered, dried and sold. Approximately 18% of the copper anode processed at the refinery, called spent anode, is returned to the smelter at Flin Flon for remelting effective January 1, 2008. Previously, the Company sold the spent anode to a third party. LME grade copper cathode is sold to various customers in the business of making wire, tube and brass.

For the first quarter of 2008, copper cathode production increased by 4% compared to the same quarter last year, mainly due to the tankhouse expansion in 2007 and no cell liner replacements. Operating costs per pound of copper cathode were 3% higher primarily due to the increase in natural gas costs.

CASH COST PER POUND OF ZINC SOLD

HudBay’s cash cost of zinc sold, net of by-product credits, for the first quarter of 2008 was US$0.05 per pound.

Non-GAAP Reconciliation of Cash Cost per Pound of Zinc Sold, Net of By-Product Credits (refer to “Non-GAAP Performance Measures” on page 25)

	Three Months Ended
	Mar 31 2008		Mar 31 2007
Expenses	C$	224,905	C$	218,497
Non-cash operating costs [1]		(28,349)		(29,416)
Less by-product credits [2]		(192,864)		(216,243)

Cash cost net of by-products	C$	3,692	C$	(27,162)
Exchange rate (C$/US$) [3]		1.004		1.169

Cash cost net of by-products	US$	3,677	US$	(23,235)
Zinc sales (000’s lbs.)		72,567		70,233

Cash cost per pound of zinc, net of by-product credits in US$/lb.	US$	0.05	US$	(0.33)

[1]	Non-cash operating costs include depreciation and amortization, stock based compensation, accretion expense and foreign exchange gains (losses) and other non-cash items.
[2]	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and the Company’s proportionate share of by-product sales by CMM.
[3]	Weighted average exchange rate for sales during the period.

For the quarter ended March 31, 2008, cash cost per pound of zinc sold was US$0.05, a net increase of US$0.38 from the same period in 2007, due to:

•	US$0.01 favourable by-product credit variance primarily due to higher copper prices;

•	US$0.21 unfavourable effect of a stronger Canadian dollar; and

•	US$0.18 unfavourable variance due to volumes and higher costs.

The calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.

For Balmat as a standalone operation, the cash cost per pound of payable zinc (excluding concentrate treatment charges) was US$0.77 for the first quarter.

OUTSTANDING SHARE DATA

As of May 5, 2008, there were 126,423,911 common shares of the Company issued and outstanding, as well as 22,521 warrants (pre-consolidated) exercisable for a maximum aggregate of 750 common shares. In addition, options exercisable for an aggregate maximum of 4,800,279 common shares were outstanding.

ADOPTION OF NEW ACCOUNTING STANDARDS

For information on the Company’s adoption of new accounting standards and on new accounting standards that will be applicable to the Company in future years, refer to note 3 of the March 31, 2008 interim consolidated financial statements.

NON-GAAP PERFORMANCE MEASURES

EBITDA, operating cash flow per common share, and cash cost per pound of zinc sold are included in this MD&A because these statistics are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company is performing compared to plan and to assess the overall effectiveness and efficiency of mining operations. Management believes that the inclusion of these statistics in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these statistics to assess the Company’s performance. These performance measures do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

RISKS, UNCERTAINTIES AND OTHER INFORMATION

Readers are encouraged to read and consider the risk factors, and additional information regarding the Company, included in its most recent AIF filed with the Canadian securities regulators, a copy of which is posted on the SEDAR web site at www.sedar.com.

FORWARD-LOOKING INFORMATION

This document contains “forward-looking information”, within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of HudBay. Forward-looking information involves a number of risks and uncertainties. Forward-looking information includes, but is not limited to, information with respect to the Company’s estimated future production and expenditures, future exploration plans and expenditures and possible results with respect to the Lalor Lake property, purchase concentrates, Balmat operations, estimated operating costs, costs of production, the impact of production on earnings, estimated capital spending, future commodity prices, estimated depreciation and amortization, taxation policies and reserves and pools, emissions, smelter operations, future hedging activities and possible foreign exchange protection programs. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such information is provided, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: the mining industry such as government regulation, environmental and reclamation risks, title disputes or claims, success of exploration activities, future commodity prices, costs of production, possible variations in ore reserves, resources, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and the availability of skilled labour, the timing and amount of estimated future production, financial market fluctuations, requirements for additional capital, conclusions of economic evaluations, actual results of current exploration activities, possible variations in ore reserves, resources, grade or recovery rates, permitting timelines, taxation policies, changes in project parameters as plans continue to be refined, conclusions of economic evaluations as well as those factors discussed in the section entitled “Risk Factors” in HudBay’s Annual Information Form for the year ended December 31, 2007, available under the profile of HudBay at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except in accordance with applicable securities laws.